Filed by Brandywine Realty Trust pursuant to
Rule 425 under the Securities Act of 1933, as amended and deemed filed Pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Prentiss Properties Trust
Commission File No.: 1-14516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 3, 2005

BRANDYWINE REALTY TRUST
(Exact name of issuer as specified in charter)

MARYLAND	001-9106	23-2413352
(State or Other Jurisdiction of Incorporation or Organization)	(Commission file number)	(I.R.S. Employer Identification Number)

401 Plymouth Road, Suite 500
Plymouth Meeting, Pennsylvania 19462
(Address of principal executive offices)

(610) 325-5600
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K/A filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Table of Contents

Item 8.01 Other Events
Item 9.01 Financial Statements and Exhibits
                          Signature
                          Exhibit Index

EX-23.1 CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-99.1 CONSOLIDATED FINANCIAL STATEMENTS OF PRENTISS
EX-99.2 UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF PRENTISS

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Item 8.01      Other Events

      On October 3, 2005, Brandywine Realty Trust (“Brandywine”), together with its operating subsidiary, Brandywine Operating Partnership, L.P (“Brandywine OP”), entered into an agreement and plan of merger (the “Merger Agreement”) that provides for the acquisition of Prentiss Properties Trust (“Prentiss”) and its operating subsidiary, Prentiss Properties Acquisition Partners, L.P. (“Prentiss OP”). On October 4, 2005, we filed a Current Report on Form 8-K (the “October 4 Form 8-K”) that included a copy of the Merger Agreement as Exhibit 2.1 and provided information relating to the transactions provided for in and contemplated by the Merger Agreement.

     As we indicated in the October 4 Form 8-K, the Merger Agreement and related documents provide for the acquisition by designees of The Prudential Insurance Company of America of certain of the Prentiss properties. The documents provided that the Prudential property acquisition would occur on either the day before, or the day of, the closing of the merger, with the precise timing dependent on whether we received a private letter ruling from the Internal Revenue Service that we agreed to apply for. Because we received the private letter ruling, the Prudential property acquisition will occur on the closing date of the merger.

     Completion of the merger is subject to customary closing conditions, including, but not limited to, the approval by the shareholders of Brandywine and Prentiss. The Merger Agreement contains customary termination rights for both Brandywine and Prentiss and provides that upon termination of the agreement in certain circumstances, Prentiss or Brandywine would be required to pay liquidated damages.

     Historical financial statements of Prentiss and pro forma financial information of Brandywine are included in this report in response to Item 9.01 below. This Form 8-K/A is an amendment to the October 4 Form 8-K.

Additional Information about the Merger and Where to Find It

Brandywine and Prentiss filed with the Securities and Exchange Commission a registration statement on Form S-4 that contains a joint proxy statement/prospectus and other documents regarding the mergers provided for in the Merger Agreement. Investors and security holders are urged to read the proxy statement/prospectus because it contains important information about Brandywine and Prentiss and the proposed mergers. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Brandywine and Prentiss with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886).

Brandywine and Prentiss and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine’s 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss and its trustees and executive officers, and their ownership of Prentiss securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01      Financial Statements and Exhibits

Listed below are the financial statements, pro forma financial information and exhibits filed as part of this report:

(a) Financial Statements of Business Acquired.

           1.) Audited Consolidated Financial Statements of Prentiss as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003, and 2002 (incorporated by reference to Exhibit 99.1 pages F-1 to F-43 of Prentiss’s Current Report on Form 8-K, File No. 001-14516, as filed with the Securities and Exchange Commission on November 14, 2005 and attached as Exhibit 99.1 to this report).

           2.) Unaudited Consolidated Financial Statements of Prentiss as of September 30, 2005 and 2004 and for the three and nine months ended September 30, 2005 and 2004 (incorporated by reference to pages 5 to 23 of Prentiss’s Form 10-Q for the quarter ended September 30, 2005, File No. 001-14516, as filed with the Securities and Exchange Commission on November 9, 2005 and attached as Exhibit 99.2 to this report).

(b) Pro Forma Financial Information

           The pro forma financial information of Brandywine listed in the accompanying Index is filed as part of this Current Report on Form 8-K/A.

(c) Exhibits

EX-23.1 CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-99.1 CONSOLIDATED FINANCIAL STATEMENTS OF PRENTISS
EX-99.2 UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF PRENTISS

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Signatures

           Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRANDYWINE REALTY TRUST

Date: December 13, 2005	By:	/s/ Gerard H. Sweeney
Gerard H. Sweeney
President and Chief Executive Officer

BRANDYWINE REALTY TRUST
INDEX TO UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma Consolidated Balance Sheet as of September 30, 2005 (unaudited)	F-4

Pro Forma Consolidated Statement of Operations for the year ended December 31, 2004 (unaudited)	F-5

Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2005 (unaudited)	F-6

Notes to Unaudited Pro Forma Consolidated Financial Statements	F-7

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BRANDYWINE REALTY TRUST

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     On October 3, 2005, Brandywine Realty Trust (“Brandywine”) and Prentiss Properties Trust (“Prentiss”) agreed to combine their businesses by merging Prentiss and a subsidiary of Brandywine under the terms of the merger agreement described in this joint proxy statement/prospectus and attached as Annex A. We encourage you to read the merger agreement carefully and in its entirety.

     Upon completion of the REIT Merger, each Prentiss common share will be converted into the right to receive $21.50 in cash subject to reduction by the amount of a special pre-closing cash dividend if the special pre-closing cash dividend is paid, and 0.69 of a Brandywine common share. Cash will be paid in lieu of fractional shares. Because the portion of the merger consideration to be received in Brandywine common shares is fixed, the value of the consideration to be received by Prentiss common shareholders in the merger will depend upon the market price of Brandywine common shares at the time of the REIT Merger. The REIT Merger will be accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.”

     As part of the merger transaction, Brandywine and Prentiss have entered into agreements with The Prudential Insurance Company of America (“Prudential”). These agreements provide for the acquisition by Prudential of Prentiss properties that contain up to an aggregate of approximately 4.32 million net rentable square feet for total consideration of up to approximately $747.7 million (including assumption of certain related secured debt obligations) (the “Prudential Acquisition”). In accordance with the merger agreement, we applied for and received a private letter ruling from the Internal Revenue Service and, accordingly, the Prudential Acquisition will be consummated immediately after the closing of the REIT Merger. Consummation of the Prudential Acquisition is contingent upon consummation of the REIT Merger.

     The accompanying unaudited pro forma consolidated financial statements have been prepared based on certain pro forma adjustments to the historical consolidated financial statements of Brandywine and Prentiss as of September 30, 2005 and for the nine months then ended and for the year ended December 31, 2004 to give effect for certain material transactions already completed or contemplated by Brandywine and Prentiss separately or as part of the REIT Merger/Prudential Acquisition including the following:

Brandywine
•	Impact of material acquisitions completed in 2004 – the acquisition of the Rubenstein portfolio in September of 2004
•	Financing and capital transactions (including equity offerings) completed in connection with financing these acquisitions
•	Redemption of Brandywine preferred securities in 2004

Prentiss
•	Impact of material acquisitions completed in 2004/2005
•	Completed dispositions of properties including certain of the properties in Chicago, Illinois; Southfield, Michigan; and Dallas, Texas to which Prentiss had committed to a plan to sell
•	Financing and capital transactions completed in connection with financing these acquisitions or the use of proceeds from sales
•	Certain reclassifications to Prentiss’s historical financial statement presentations to conform with Brandywine’s financial statement presentation
•	Redemption of Prentiss preferred securities in 2004

REIT Merger/Prudential Acquisition
•	Impact of Prudential Acquisition
•	Effects of REIT Merger including financing transactions, issuance of shares by Brandywine, issuance of Class A units by Brandywine Operating Partnership, assumption of debt and application of purchase accounting.

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     The historical consolidated financial statements of Brandywine are contained in the company’s annual report on Form 10-K, quarterly reports on Form 10-Q and/or Form 10-Q/A, current reports on Form 8-K and other information on file with the Securities and Exchange Commission and incorporated by reference into this document. Certain historical consolidated financial statements of Prentiss are included in Exhibit 99.1 and Exhibit 99.2. The unaudited pro forma consolidated financial statements should be read in conjunction with, and are qualified in their entirety by, the notes thereto and the historical consolidated financial statements of both Brandywine and Prentiss, including the respective notes thereto.

     The accompanying unaudited pro forma consolidated balance sheet as of September 30, 2005 has been prepared as if the completed or proposed transactions described above occurred as of that date. The accompanying unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004 have been prepared as if the completed or proposed transactions described above had occurred as of January 1, 2004. The unaudited pro forma consolidated financial statements do not purport to be indicative of the financial position or results of operations that would actually have been achieved had the completed or proposed transactions described above occurred on the dates indicated or which may be achieved in the future.

     In the opinion of Brandywine’s management, all significant adjustments necessary to reflect the effects of the completed or proposed transactions described above that can be factually supported within the Securities and Exchange Commission regulations covering the preparation of pro forma financial statements have been made. The pro forma adjustments and the purchase price allocation as presented are based on estimates and certain information that is currently available to Brandywine’s management. Such pro forma adjustments and the purchase price allocation could change as additional information becomes available, as estimates are refined or as additional events occur. Brandywine’s management does not anticipate that there will be any significant changes in the total purchase price as presented in these unaudited pro forma consolidated financial statements.

     The unaudited pro forma consolidated financial statements do not give effect to (i) any transaction other than those described above, (ii) the results of operations of Brandywine or Prentiss since September 30, 2005, (iii) certain cost savings and one-time charges expected to result from the transactions described above which have not already been completed and whose effects are not reflected in the historical financial statements of Brandywine or Prentiss and (iv) the results of final valuations of the assets and liabilities of Prentiss, including property and intangible assets. We are currently developing plans to integrate the operations of the companies, which may involve various costs and other charges that may be material. We will also revise the allocation of the purchase price when additional information becomes available. Accordingly, the pro forma consolidated financial information does not purport to be indicative of the financial position or results of operations as of the date of this joint proxy statement/prospectus, as of the effective date of the Mergers and the Prudential Acquisition, any period ending at the effective date of the Mergers and the Prudential Acquisition or as of any other future date or period. The foregoing matters could cause both Brandywine’s pro forma financial position and results of operations, and Brandywine’s actual future financial position and results of operations, to differ materially from those presented in the following unaudited pro forma consolidated financial statements.

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BRANDYWINE REALTY TRUST

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As of September 30, 2005
(in thousands)

		Prentiss
						Prudential Acquisition (C)	Pro Forma Adjustments (C)
	Brandywine Historical	Prentiss Historical	Reclassifica- tions (A)	Dispositions (B)	Prentiss as Adjusted			Brandywine Pro Forma

ASSETS

Real estate investments:
Operating properties	$2,568,070	$1,961,601	$205,314	$—	$2,166,915	$(525,534)	$480,101	$4,689,552
Accumulated depreciation	(373,127)	(211,686)	(71,521)	—	(283,207)	76,748	206,459	(373,127)

Operating real estate investments, net	2,194,943	1,749,915	133,793	—	1,883,708	(448,786)	686,560	4,316,425

Properties and related assets held for sale	—	321,365	—	(53,425)	267,940	—	78,780	346,720
Construction-in-progress	240,749	38,871	—	—	38,871	(38,871)	—	240,749
Land held for development	86,086	63,786	—	—	63,786	(24,916)	24,062	149,018

Total real estate investments, net	2,521,778	2,173,937	133,793	(53,425)	2,254,305	(512,573)	789,402	5,052,912

Cash and cash equivalents	23,340	8,813	—	—	8,813	676,513	(676,513)	32,153
Escrowed cash	16,174	44,949	—	—	44,949	—	—	61,123
Accounts receivable, net	7,955	45,141	(35,457)	—	9,684	—	—	17,639
Accrued rent receivable, net	42,977	—	35,457	—	35,457	(11,462)	(23,995)	42,977
Marketable securities	—	5,208	—	—	5,208	—	—	5,208
Investment in real estate ventures	13,335	7,139	—	—	7,139	—	44,422	64,896
Deferred costs, net	34,624	253,137	(190,893)	—	62,244	(13,830)	(42,647)	40,391
Intangible assets, net	81,275	—	42,011	—	42,011	—	281,172	404,458
Other assets	52,457	7,462	15,089	—	22,551	—	—	75,008

Total assets	$2,793,915	$2,545,786	$—	$(53,425)	$2,492,361	$138,648	$371,841	$5,796,765

LIABILITIES AND BENEFICIARIES' EQUITY

Mortgage notes payable	$504,669	$1,356,630	$(358,660)	$(204,184)	$793,786	$(78,585)	$(96,282)	$1,123,588
Unsecured notes	636,582	—	—	—	—	—	—	636,582
Unsecured credit facility	340,000	—	358,660	142,185	500,845	—	622,182	1,463,027
Accounts payable and accrued expenses	60,294	85,487	(30,199)	—	55,288	—	—	115,582
Distributions payable	27,712	28,476	—	—	28,476	—	(28,476)	27,712
Tenant security deposits and deferred rents	21,621	—	16,974	—	16,974	—	—	38,595
Acquired below market leases, net	36,013	—	11,439	—	11,439	(1,311)	26,323	72,464
Liabilities related to properties held for sale	—	14,480	—	(2,615)	11,865		—	11,865
Other liabilities	3,825	385	1,786	—	2,171	—	—	5,996

Total liabilities	1,630,716	1,485,458	—	(64,614)	1,420,844	(79,896)	523,747	3,495,411

Minority Interest	38,333	87,118	—	—	87,118	(3,670)	47,937	169,718

Beneficiaries' equity:
Preferred shares	43	74,825	—	—	74,825	—	(74,825)	43
Common shares	562	496	—	—	496	—	(155)	903
Additional paid in capital	1,370,197	977,664	—	—	977,664	—	28,765	2,376,626
Cumulative earnings	404,656	—	648,349	11,189	659,538	222,214	(881,752)	404,656
Accumulated other comprehensive income (loss)	(2,810)	7,710	—	—	7,710	—	(7,710)	(2,810)
Cumulative distributions	(647,782)	(87,485)	(648,349)	—	(735,834)	—	735,834	(647,782)

Total beneficiaries' equity	1,124,866	973,210	—	11,189	984,399	222,214	(199,843)	2,131,636

Total liabilities and beneficiaries' equity	$2,793,915	$2,545,786	$—	$(53,425)	$2,492,361	$138,648	$371,841	$5,796,765

The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements.

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BRANDYWINE REALTY TRUST

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2004
(in thousands, except per share data)

		Brandywine		Prentiss
									Prudential Acquisition (C)	Pro Forma Adjustments (C)
	Brandywine Historical		Brandywine as Adjusted	Prentiss Historical	Reclassifica- tions (A)	Acquisitions (E)	Dispositions (F)	Prentiss as Adjusted				Brandywine Pro Forma
		Preferred Redemption / Acquisitions (D)

Revenue:
Rents	$275,631	$45,864	$321,495	$296,132	$(39,210)	$44,002	$—	$300,924	$(59,830)	$2,798	(I)	$565,387
Tenant Reimbursements	37,572	9,725	47,297	—	32,046	3,569	—	35,615	(6,956)	—		75,956
Other	10,389	—	10,389	13,864	6,400	12	—	20,276	(26)	—		30,639

Total revenue	323,592	55,589	379,181	309,996	(764)	47,583	—	356,815	(66,812)	2,798		671,982

Operating Expenses
Property operating expenses	89,857	19,445	109,302	76,977	9,998	15,210	—	102,185	(16,115)	—		195,372
Real estate taxes	31,062	7,247	38,309	27,219	—	4,379	—	31,598	(6,602)	—		63,305
Depreciation and amortization	79,904	30,371	110,275	75,707	—	17,067	—	92,774	(17,614)	22,503	(J)	207,938
Administrative expenses	15,100	—	15,100	21,801	(9,998)	—	—	11,803	—	—		26,903

Total operating expenses	215,923	57,063	272,986	201,704	—	36,656	—	238,360	(40,331)	22,503	(K)	493,518

Operating income (loss)	107,669	(1,474)	106,195	108,292	(764)	10,927	—	118,455	(26,481)	(19,705)		178,464

Other Income (Expense):
Interest Income	2,469	—	2,469	—	764	—	—	764	(5)	—		3,228
Interest Expense	(55,061)	(15,440)	(70,501)	(63,362)	—	(16,422)	16,881	(62,903)	4,788	(22,313)	(L)	(150,929)
Loss on investment in securities	—	—	—	(420)	—	—	—	(420)	—	—		(420)
Loss from impairment of mortgage loan	—	—	—	(2,900)	—	—	—	(2,900)	—	—		(2,900)
Equity in income of real estate ventures	2,024	—	2,024	2,429	—	100	—	2,529	—	—		4,553
Net gain on sale of real estate	2,975	—	2,975	1,222	—	—	—	1,222	—	—		4,197

Income (loss) before minority interest	60,076	(16,914)	43,162	45,261	—	(5,395)	16,881	56,747	(21,698)	(42,018)		36,193
Minority Interest attributable to continuing operations	(2,472)	520	(1,952)	(2,002)	—	(185)	(716)	(2,903)	921	2,512	(M)	(1,422)

Income (loss) from continuing operations	57,604	(16,394)	41,210	43,259	—	(5,580)	16,165	53,844	(20,777)	(39,506)		34,771

Income allocated to Preferred Shares	(9,720)	—	(9,720)	(10,052)	—	—	—	(10,052)	—	10,052	(N)	(9,720)
Preferred Share redemption/ conversion benefit (charge)	4,500	(4,500)	—	—	—	—	—	—	—	—		—

Income (loss) allocated to Common Shares	$52,384	$(20,894)	$31,490	$33,207	$—	$(5,580)	$16,165	$43,792	$(20,777)	$(29,454)		$25,051

Per share data (O):
Basic earnings per Common Share
from continuing operations	$1.10											$0.29
Diluted earnings per Common Share
from continuing operations	$1.09											$0.29
Weighted average number of
Common Shares outstanding	47,782										(O)	87,369
Weighted average number of common and dilutive common equivalent shares outstanding	48,019										(O)	87,606

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

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BRANDYWINE REALTY TRUST

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2005
(in thousands, except per share data)

	Brandywine	Prentiss
							Prudential Acquisition (C)	Pro Forma Adjustments (C)

	Brandywine Historical	Prentiss Historical	Reclassifica- tions (A)	Acquisitions (G)	Dispositions (H)	Prentiss as Adjusted				Brandywine Pro Forma

Revenue:
Rents	$244,232	$244,605	$(31,045)	$11,903	$—	$225,463	$(45,584)	$1,677	(I)	$425,788
Tenant Reimbursements	34,922	—	25,840	1,595	—	27,435	(4,962)	—		57,395
Other	10,612	10,054	4,932	—	—	14,986	(228)	—		25,370

Total revenue	289,766	254,659	(273)	13,498	—	267,884	(50,774)	1,677		508,553

Operating Expenses
Property operating expenses	84,652	66,745	8,646	3,630	—	79,021	(12,816)	—		150,857
Real estate taxes	29,121	23,784	—	1,127	—	24,911	(4,165)	—		49,867
Depreciation and amortization	84,790	64,354	—	5,012	—	69,366	(13,908)	17,789	(J)	158,037
Administrative expenses	13,616	20,715	(8,646)	—	—	12,069	—	—		25,685

Total operating expenses	212,179	175,598	—	9,769	—	185,367	(30,889)	17,789	(K)	384,446

Operating income (loss)	77,587	79,061	(273)	3,729	—	82,517	(19,885)	(16,112)		124,107

Other Income (Expense):
Interest Income	2,174	—	273	—	—	273	(40)	—		2,407
Interest Expense	(53,366)	(54,688)	—	(4,612)	11,130	(48,170)	3,032	(16,735)	(L)	(115,239)
Equity in income of real estate ventures	2,296	(148)	—	2,216	—	2,068	—	—		4,364
Net gain on sale of real estate	4,640	—	—	—	—	—	—	—		4,640

Income (loss) before minority interest	33,331	24,225	—	1,333	11,130	36,688	(16,893)	(32,847)		20,279
Minority Interest attributable
to continuing operations	(1,160)	(487)	—	72	(458)	(873)	695	513	(M)	(825)

Income (loss) from continuing operations	32,171	23,738	—	1,405	10,672	35,815	(16,198)	(32,334)		19,454

Income allocated to Preferred Shares	(5,994)	(5,807)	—	—	—	(5,807)	—	5,807	(N)	(5,994)
Preferred Share redemption/conversion benefit	—	—	—	—	—	—	—	—		—

Income (loss) allocated to Common Shares	$26,177	$17,931	$—	$1,405	$10,672	$30,008	$(16,198)	$(26,527)		$13,460

Per share data (O):
Basic earnings per Common Share
from continuing operations	$0.47									$0.15
Diluted earnings per Common Share
from continuing operations	$0.47									$0.15
Weighted average number of
Common Shares outstanding	55,734								(O)	89,816
Weighted average number of common and
dilutive common equivalent shares outstanding	55,969								(O)	90,050

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BRANDYWINE REALTY TRUST

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(A) Represents the reclassification of certain Prentiss balances as described below:

Balance Sheet:
•	Tenant improvements and associated accumulated depreciation balances were classified by Prentiss as a component of “Deferred charges and other assets, net”. These balances have been reclassified to “Operating properties” to conform to Brandywine’s financial statement presentation.
•	Accrued rents receivable were classified by Prentiss as a component of “Accounts Receivable, net”. This balance has been reclassified to “Accrued rent receivable, net” to conform to Brandywine’s financial statement presentation.
•	Above market leases and other intangible assets were classified by Prentiss as a component of “Deferred charges and other assets, net”. These balances have been reclassified to “Intangible assets, net” to conform to Brandywine’s financial statement presentation.
•	Other assets were classified by Prentiss as a component of “Deferred charges and other assets, net”. These balances have been reclassified to “Other assets” to conform to Brandywine’s financial statement presentation.
•	Unsecured debt obligations were classified by Prentiss as a component of “Mortgages and notes payable”. These balances have been reclassified to “Unsecured credit facility” to conform to Brandywine’s financial statement presentation.
•	Tenant security deposits and deferred rents were classified by Prentiss as a component of “Accounts payable and other liabilities”. This balance has been reclassified to “Tenant security deposits and deferred rents” to conform to Brandywine’s financial statement presentation.
•	Acquired below market leases, net of accumulated amortization, were classified by Prentiss as a component of “Accounts payable and other liabilities”. This balance has been reclassified to “Acquired below market leases, net” to conform to Brandywine’s financial statement presentation.
•	A negative cash balance was classified by Prentiss as a component of “Accounts payable and other liabilities”. This balance has been reclassified to “Other liabilities” to conform to Brandywine’s financial statement presentation.
•	Cumulative earnings were classified by Prentiss as a component of “Distributions in excess of earnings”. This balance has been reclassified to “Cumulative earnings” to conform to Brandywine’s financial statement presentation.

Statements of Operations:
•	Prentiss includes lease termination fees as a component of “Rental income.” These amounts have been reclassified to “Other revenue” to conform to Brandywine’s financial statement presentation.
•	Tenant reimbursements were included by Prentiss as a component of “Rental income”. These amounts have been reclassified to “Tenant reimbursements” to conform to Brandywine’s financial statement presentation.
•	Interest income was included by Prentiss as a component of “Service business and other income”. These amounts have been reclassified to “Interest income” to conform to Brandywine’s financial statement presentation.
•	Administrative expenses related to the management services business were included by Prentiss in “Expenses of service business”. These amounts have been reclassified to “Property operating expenses” to conform to Brandywine’s financial statement presentation.

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     (B) Dispositions

     Subsequent to September 30, 2005, Prentiss sold six properties (the “Dispositions”) as detailed below. Prentiss recorded gains from the sale of the Dispositions totaling approximately $23.5 million. The sale proceeds totaling $74.3 million along with additional borrowings of $142.2 million from Prentiss’s revolving credit facility were used to defease two separate mortgage loans with a combined principal balance of $204.2 million and to fund $12.3 million of debt extinguishment costs.

		Month of Disposition	Number of Buildings	Net Rentable Square Feet (in thousands)	Assets (in thousands)	Liabilities (in thousands)
Dispositions	Market						Net Proceeds (in thousands)
Chicago Industrial Properties	Chicago, Illinois	Oct-05	4	682	$16,696	$1,471	$30,000
Lakeview Center	Dallas, Texas	Oct-05	1	101	8,254	326	12,800
One Northwestern	Southfield, Michigan	Oct-05	1	242	28,475	818	31,500

			6	1,025	$53,425	$2,615	$74,300

     The pro forma consolidated balance sheet is presented as if each of the Dispositions were sold as of September 30, 2005. The properties related to the Prudential Acquisition have not been reclassified as held for sale because the Prudential Acquisition is contingent upon the approval of the REIT Merger.

      (C) In the merger, each Prentiss common share (including shares held by Prentiss in trust or otherwise designated for participants in and beneficiaries of the Prentiss deferred compensation plan, but excluding any other shares owned by Prentiss, Brandywine or their direct or indirect wholly owned subsidiaries) shall be converted into the right to receive:

•	$21.50 in cash, and

•	0.69 of a Brandywine common share.

     No change will be made to the 0.69 exchange ratio for the exchange of Prentiss common shares for Brandywine common shares in the REIT Merger. Because the market value of Brandywine common shares will fluctuate before and after the closing of the REIT Merger, the value of the consideration that holders of Prentiss common shares will receive in the REIT Merger will fluctuate as well.

     For purposes of the unaudited pro forma consolidated balance sheet presentation, the total purchase price is based on the number of outstanding Prentiss common shares, Prentiss Operating Partnership common units, restricted shares and share options outstanding at September 30, 2005, as adjusted below, and an average trading price per Brandywine common share of $29.54. The average trading price is based on the average of the high and low trading prices for each of the two trading days before, the day, and the two trading days after the merger was announced (September 29, September 30, October 3, October 4, and October 5, 2005).

     The calculation of the pro forma outstanding Prentiss common shares and Prentiss Operating Partnership units included in the calculation of the merger consideration is as follows:

	Shares	Units

Issued and outstanding common Prentiss shares and operating partnership units at September 30, 2005 (excluding treasury)	46,267,384	1,797,479
Common shares in treasury at September 30, 2005 to be issued as part of Prentiss's deferred compensation plan	61,398	—
Shares issued subsequent to September 30, 2005	69,770	—
Remaining Series D Convertible Preferred Shares assumed to convert prior to closing of merger	2,823,585	—
Units converted to shares by Unitholders subsequent to September 30, 2005	2,500	(2,500)
Shares expected to be issued prior to the merger relating to Prentiss's employee share ownership plan, incentive share grants and Trustee share grants	168,986	—

Total shares/units to be outstanding as of merger date expected to participate in merger	49,393,623	1,794,979

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     Prentiss has outstanding options that had been granted to its employees and trustees.  The terms of the REIT Merger provide for a cash settlement or exchange of these options for Brandywine options.  It is anticipated that the majority of holders will elect cash settlement and, accordingly, these pro forma financial statements assume the cash settlement is elected for all options and such amounts are financed with additional borrowings.  As such neither shares nor related options are relating to these grants are reflected in the outstanding basic or diluted shares.

     As of September 30, 2005, Prentiss had 2,823,585 shares of Series D preferred shares outstanding which were convertible into Prentiss common shares at a rate of $26.50 per share.  The holder of these shares converted the preferred shares into Prentiss common shares in November 2005 and these pro forma financial statements reflect such conversion.

     In the REIT Merger, the Prentiss shareholders and unitholders would receive their respective transaction consideration as follows (with the Prudential Acquisition closing immediately after the merger):

	Merger Cash Consideration	Implied Share Value

				Total

Prentiss Shareholders	$21.50	$21.50	(a)	$43.00
Prentiss Unitholders	$—	$43.00	(b)	$43.00

		Shares		Units

Prentiss shares/units to be outstanding		49,393,623		1,794,979
Exchange ratio		0.690		1.380	(c)

Brandywine shares/units to be issued		34,081,600		2,477,072

(in thousands)						Total

Value (d)		$1,006,770		$73,173		$1,079,943
Cash merger consideration		1,061,963		—		1,061,963

Total issued to holders		$2,068,733		$73,173		$2,141,906

(a) using implied conversion value of $31.1594 per Brandywine share

(b) using 0.69 shares per unit plus merger cash consideration to shareholders using an implied conversion value of $31.1594

(c) Represents the exchange ratio for Prentiss units to Brandywine units if no Special Dividend

(d) Valued at $29.54 per Brandywine share/unit for accounting purposes, representing the average trading price based on average of the high and low trading prices for each of the two trading days before, the day of, and the two trading days after the merger was announced (October 3, 2005).

Total purchase consideration is as follows (in thousands):

Total value of Brandywine shares/units issued and cash merger consideration	$2,141,906
Cash consideration received from the Prudential Acquisition	(676,513)
Assumed cash settlement for Prentiss options outstanding	8,392
Assumption of Prentiss, as adjusted for dispositions, mortgage notes payable at book value	793,786
Assumption of Prentiss, as adjusted for dispositions, unsecured credit facilities at book value	500,845
Adjustment to reflect the mortgage notes payable assumed in the Prudential Acquisition	(78,585)
Reversal of Prentiss's historical fair value adjustments to notes payable	(3,836)
Adjustment to record Prentiss mortgages and unsecured notes payable at fair value	11,572
Assumption of Prentiss's accounts payable and other liabilities at book value	114,774
Adjustment to record the fair value of acquired below market leases	36,451
Fair value of Prentiss's other minority interests	58,212
Estimated fees and other expenses related to the merger	95,846

Total purchase price of assets acquired	$3,002,850

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The calculation of the estimated fees and other expenses related to the merger is as follows (in thousands):

Advisory fees	$14,250
Legal, accounting and other fees and costs	4,750
Share registration and issuance costs	1,000
Debt issuance, debt prepayment and debt assumption fees	21,198
Real estate transfer taxes	14,248
Termination, severance, change in control and other employee related costs	40,400

Total	$95,846

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     (Footnote (C) continued):

     Brandywine has allocated the purchase price to the estimated post transaction fair value of the net assets acquired and liabilities assumed as follows:

		Prudential Acquisition (C-1)	Prentiss as Further Adjusted	Post Transaction Fair Value
	Prentissas Adjusted				Pro Forma Adjustments

ASSETS

Real estate investments:
Operating properties	$2,166,915	$(525,534)	$1,641,381	$2,121,482	$480,101	C-2
Accumulated depreciation	(283,207)	76,748	(206,459)	—	206,459	C-3

Operating real estate investments, net	1,883,708	(448,786)	1,434,922	2,121,482	686,560
Properties and related assets held for sale, net	267,940	—	267,940	346,720	78,780
Construction-in-progress	38,871	(38,871)	—	—	—
Land held for development	63,786	(24,916)	38,870	62,932	24,062

Total real estate investments, net	2,254,305	(512,573)	1,741,732	2,531,134	789,402

Cash and cash equivalents	8,813	676,513	685,326	8,813	(676,513)	C-4
Escrowed cash	44,949	—	44,949	44,949	—
Accounts receivable, net	9,684	—	9,684	9,684	—
Accrued rent receivable, net	35,457	(11,462)	23,995	—	(23,995)	C-5
Marketable securities	5,208	—	5,208	5,208	—
Investment in real estate ventures	7,139	—	7,139	51,561	44,422	C-6
Deferred costs, net	62,244	(13,830)	48,414	5,767	(42,647)	C-7
Intangible assets, net	42,011	—	42,011	323,183	281,172	C-8
Other assets	22,551	—	22,551	22,551	—

Total assets	$2,492,361	$138,648	$2,631,009	$3,002,850	$371,841

LIABILITIES AND BENEFICIARIES' EQUITY

Mortgage notes payable	$793,786	$(78,585)	$715,201	$618,919	$(96,282)	C-9
Unsecured notes	—	—	—	—	—
Unsecured credit facility	500,845	—	500,845	1,123,027	622,182	C-10
Accounts payable and accrued expenses	55,288	—	55,288	55,288	—
Distributions payable	28,476	—	28,476	—	(28,476)	C-11
Tenant security deposits and deferred rents	16,974	—	16,974	16,974	—
Acquired below market leases	11,439	(1,311)	10,128	36,451	26,323	C-12
Liabilities related to properties held for sale	11,865	—	11,865	11,865	—
Other liabilities	2,171	—	2,171	2,171	—

Total liabilities	1,420,844	(79,896)	1,340,948	1,864,695	523,747

Minority interest	87,118	(3,670)	83,448	131,385	47,937	C-13

Beneficiaries' equity:
Preferred shares	74,825	—	74,825	—	(74,825)	C-14
Common shares	496	—	496	341	(155)	C-14
Additional paid in capital	977,664	—	977,664	1,006,430	28,765	C-14
Cumulative earnings	659,538	222,214	881,752	—	(881,752)	C-14
Accumulated other comprehensive loss	7,710	—	7,710	—	(7,710)	C-14
Cumulative distributions	(735,834)	—	(735,834)	—	735,834	C-14

Total beneficiaries' equity	984,399	222,214	1,206,613	1,006,770	(199,843)

Total liabilities and beneficiaries' equity	$2,492,361	$138,648	$2,631,009	$3,002,850	$371,841

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C-1	Adjustment to eliminate the historical carrying amount of assets and liabilities related to assets acquired by Prudential at the time of the merger. Amount presented as cash and cash equivalents represents the cash consideration from Prudential.

C-2	Fair market value adjustment to Prentiss’s real estate assets held for investment based on Brandywine’s purchase price allocation.

C-3	Adjustment to eliminate Prentiss’s historical accumulated depreciation.

C-4	Adjustment to reflect the assumption that the cash consideration from the Prudential Acquisition is used as a source to fund the closing of the merger.

C-5	Adjustment to eliminate Prentiss’s straight-line rent balance.

C-6	Prentiss’s investments in operating joint ventures have been adjusted to their estimated fair value as of September 30, 2005. The same valuation methods used for the direct owned real estate assets of Prentiss were used in calculating this adjustment.

C-7	Adjustment to eliminate Prentiss’s capitalized debt issuance costs and capitalized leasing costs totaling $48.4 million and to reflect the capitalization of issuance costs associated with debt issued and assumed in the merger of $5.8 million.

C-8	Adjustment to Prentiss’s historical balance of intangible assets are as follows:

Elimination of historical Prentiss intangible amounts	$(42,011)
Recognition of intangible value of acquired in place leases / tenant relationships	266,288
Recognition of asset associated with the acquired in place leases that have above market lease rates	56,895

$281,172

C-9	Adjustments to “Prentiss as Further Adjusted” balance of mortgage notes payable are as follows:

Elimination of historical Prentiss mortgage notes payable that will be repaid at closing of the merger	$(104,018)
Elimination of historical Prentiss fair value adjustment on mortgage notes payable	(3,836)
Reflects the estimated fair value adjustment based on Brandywine’s estimates of the interest rates that would be available to Brandywine for the issuance of debt with similar terms and remaining maturities. The interest rates on the assumed debt are considered to be above market.	11,572

$(96,282)

C-10	Net borrowings under lines of credit are assumed to: (i) fund the aggregate cash merger consideration of $1,062.0 million; (ii) other estimated fees and other expenses of the merger aggregating $95.8 million; (iii) fund the assumed payment of Prentiss’s accrued dividend payable as of September 30, 2005 of $28.5 million; (iv) fund the assumed cash redemption of outstanding Prentiss options of approximately $8.4 million; and (v) fund the repayment of mortgage notes payable of $104.0 million. Brandywine expects to: (i) borrow $750 million on an unsecured facility with a term of 364 days from the closing of the merger; (ii) borrow $175 million on an unsecured short-term bridge financing; (iii) use proceeds of $676.5 million from the Prudential Acquisition; and (iv) use its existing revolving line of credit. The bridge financing is expected to be repaid using the proceeds from the sale of certain assets and the $750 million unsecured facility is expected to be repaid from the proceeds of long term financings.

C-11	Adjustment to reflect the assumed payment of accrued dividends before closing.

C-12	Adjustment to eliminate Prentiss’s historical liability for acquired below market leases of $10.1 million and to reflect the recognition of a liability associated with the acquired in place leases that have below market lease rates of $36.5 million.

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C-13	Adjustment to reflect the change in minority interest in the operating partnership based on the value of units to be issued to Prentiss unitholders and the fair market value of minority interest holders in other consolidated partnerships, as follows (in thousands):

	Prentiss Operating Partnership Units
		Other minority interests

			Total

Historical carrying value of minority interest at September 30, 2005	$34,856	$52,262	$87,118
Prudential Acquisition	—	(3,670)	(3,670)
Adjustment to fair value	38,317	9,620	47,937

Fair value in pro forma	$73,173	$58,212	$131,385

C-14	Adjustments represent the elimination of historical Prentiss balances and the issuance of Brandywine common shares in the merger. The Brandywine common shares issued are valued as follows:

Number of shares assumed to be issued	34,081,600

Par value, $0.01 par value per share	$341
Additional paid in capital	1,006,430

Total value of shares issued	$1,006,770

     (D) On September 21, 2004, Brandywine completed the acquisition of 100% of the partnership interests in The Rubenstein Company, L.P. (the “Rubenstein Acquisition”). Pro forma information relating to the Rubenstein Acquisition is presented as if the acquisition and the related financing transactions occurred on January 1, 2004. Through the acquisition, Brandywine acquired 14 office properties (the “TRC Properties”) located in Pennsylvania and Delaware that contain approximately 3.5 million net rentable square feet. The results of TRC’s operations have been included in Brandywine’s consolidated financial statements since that date.

     The aggregate consideration for the Rubenstein Acquisition was $631.3 million including $29.3 million of closing costs, debt prepayment penalties and debt premiums that are included in the basis of the assets acquired. The consideration was paid with $540.4 million of cash, $79.3 million of debt assumed, $1.6 million of other liabilities assumed, and 343,006 Brandywine Operating Partnership Class A Units valued at $10.0 million. The value of the debt assumed was based on prevailing market rates at the time of acquisition. The value of the Brandywine Operating Partnership Class A Units was based on the average trading price of the Brandywine’s common shares immediately prior to closing.

     The unaudited pro forma consolidated financial information gives effect to:

•	The Rubenstein Acquisition;

•	Brandywine’s September 2004 issuance of 7,750,000 common shares used to fund the Rubenstein Acquisition

•	Brandywine Operating Partnership’s repayment of an existing $100 million term loan facility in September 2004

•	Brandywine Operating Partnership‘s issuance in October 2004, of $275.0 million of its 2009 4.5% unsecured notes (the “2009 Notes”) and $250.0 million of its 2014 5.4% unsecured notes (the “2014 Notes”) in an underwritten public offering. The Operating Partnership received net proceeds, after discounts, of approximately $520.1 million. Brandywine and certain of the wholly-owned subsidiaries of the Operating Partnership fully and unconditionally guaranteed the payment of principal and interest on the Notes. In anticipation of the issuance of the Notes, Brandywine entered into treasury lock agreements with notional amounts totaling $194.8 million with an expiration of 5 years at an all-in rate of 4.8% and with notional amounts totaling $188.0 million with an expiration of 10 years at an all-in rate of 5.6%. Upon issuance of the Notes, Brandywine terminated the treasury lock agreements at a total cost of $3.2 million that will be amortized to interest expense over the life of the respective Notes.

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•	Brandywine Operating Partnership’s sale in December 2004 of $113.0 million aggregate principal amount of its 2008 unsecured notes (the “2008 Notes”) to a group of institutional investors. The 2008 Notes bear interest from their date of issuance at the fixed rate of 4.34% per annum and mature on December 14, 2008.

•	Actual repayments on Brandywine’s revolving credit facility of $200.0 million in October 2004 as a result of the above transactions to decrease interest expense.

•	Elimination of a preferred share redemption/conversion benefit of $4.5 million relating to the redemption of previously outstanding preferred shares of Brandywine in 2004.

     (E) During the year ended December 31, 2004, Prentiss acquired six office buildings totaling approximately 2.1 million net rentable square feet that are included in Prentiss’s income from continuing operations (collectively, the “2004 Acquired Properties”). Two additional properties totaling approximately 0.2 million net rentable square feet were acquired by Prentiss in 2004, the operations of which are now classified in income from discontinued operations. During 2005, Prentiss acquired seven office buildings totaling approximately 1.2 million net rentable square feet (collectively, the “2005 Acquired Properties,” and together with the 2004 Acquired Properties, the “Acquired Properties”). Information related to the Acquired Properties is included in the table below:

				Net Rentable	Acquisition
		Month of Acquisition	Number of Buildings	Square Feet (in thousands)	Price (in thousands)
	Market
2004 Acquired Properties

Cityplace Center	Dallas, Texas	Apr-04	1	1,296	$123,335

The Bluffs	San Diego, California	May-04	1	69	17,739

Great America Parkway	Santa Clara, California	May-04	3	306	34,817

2101 Webster	Oakland, California	Oct-04	1	459	65,674

			6	2,130	$241,565

2005 Acquired Properties

President’s Plaza	Herndon, Virginia	Feb-05	2	197	$51,818

Tysons International Partners	Tysons Corner, Virginia	May-05	2	456	103,222

1333 Broadway	Oakland, California	Jul-05	1	238	40,027

Concord Airport Plaza	Concord, California	Aug-05	2	350	69,457

			7	1,241	$264,524

Acquired Properties			13	3,371	$506,089

     Aggregate consideration for the Acquired Properties was paid with borrowings under Prentiss’s revolving credit facility of $327.4 million, debt assumed of $116.0 million, the issuance of Prentiss Operating Partnership common units valued at $21.2 million and contributions from limited partners of $41.5 million. The value of the debt assumed was based on prevailing market rates at the time of acquisition. The value of the Prentiss Operating Partnership common units was based on the closing price of Prentiss common shares on the acquisition date.

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     The operating results for the 2004 Acquired Properties since the date of acquisition are already included in Prentiss's historical results from operations.  The pro forma amounts below represent the additional amounts necessary to reflect the results of the Acquired Properties for the period from January 1, 2004 through the acquisition date for the 2004 Acquired Properties and for the entire year ended December 31, 2004 for the 2005 Acquired Properties.

Pro forma information for Prentiss acquisitions for the year ended December 31, 2004

	2004 Acquired Properties				2005 Acquired Properties

	Cityplace Center	The Bluffs	Great America Parkway	2101 Webster	President's Plaza	Tysons International Partners	1333 Broadway	Concord Airport Plaza	Pro Forma Adjustments		Total Acquisitions

Revenue:
Rents	$12,895	$446	$—	$7,070	$4,102	$11,209	$5,649	$7,238	$(4,607)	E-1	$44,002
Tenant Reimbursements	—	—	—	665	114	769	311	1,710	—		3,569
Other	12	—	—	—	—	—	—	—	—		12

Total revenue	12,907	446	—	7,735	4,216	11,978	5,960	8,948	(4,607)		47,583

Operating Expenses
Property operating expenses	2,873	205	106	3,579	1,021	3,302	2,811	2,763	(1,450)	E-2	15,210
Real estate taxes	1,096	69	128	671	393	982	459	581	—		4,379
Depreciation and amortization	—	—	—	—	—	—	—	—	17,067	E-3	17,067
Administrative expenses	—	—	—	—	—	—	—	—	—		—

Total operating expenses	3,969	274	234	4,250	1,414	4,284	3,270	3,344	15,617		36,656

Operating income	8,938	172	(234)	3,485	2,802	7,694	2,690	5,604	(20,224)		10,927

Other Income (Expense):
Interest Income	—	—	—	—	—	—	—	—	—		—
Interest Expense	—	—	—	—	—	—	—	—	(16,422)	E-4	(16,422)
Loss on investment in securities	—	—	—	—	—	—	—	—	—		—
Loss from impairment of mortgage loan	—	—	—	—	—	—	—	—	—		—
Equity in income of real estate ventures	—	—	—	—	—	—	—	—	100	E-5	100
Net gain on sale of real estate	—	—	—	—	—	—	—	—	—		—

Income before minority interest	8,938	172	(234)	3,485	2,802	7,694	2,690	5,604	(36,546)		(5,395)
Minority Interest attributable											—
to continuing operations	—	—	—	—	—	—	—	—	(185)	E-6	(185)

Income from continuing operations	$8,938	$172	$(234)	$3,485	$2,802	$7,694	$2,690	$5,604	$(36,731)		$(5,580)

E-1	Reflects adjustments to revenue resulting from the new lease executed with 7-Eleven, Inc. upon Prentiss’s acquisition of Cityplace Center. Cityplace Center was 100% leased by 7-Eleven, Inc. under a master lease agreement with the previous owner, an affiliate of 7-Eleven, Inc. 7-Eleven, Inc. sublet approximately 42% of the building’s net rentable feet. Concurrent with the acquisition of Cityplace, 7-Eleven, Inc. executed a three year lease for annual rental revenues of approximately $10.3 million and Prentiss assumed the subleases. The historical revenues of Cityplace Center reflect 100% occupancy under the master lease agreement.	$(6,437)

	Reflects the adjustment necessary to record rental income for in-place leases on a straight-line basis beginning January 1, 2004 and amortization of the above and below market lease values from the Acquired Properties over the remaining noncancelable term of the leases ranging from 1 to 11 years.	1,830
		$(4,607)

E-2	Reflects adjustments to exclude historical property management fees paid to third parties (through the dates of acquisition) because the Acquired Properties subsequent to acquisition are managed by an entity affiliated with Prentiss.

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E-3	Reflects adjustments to reflect depreciation and amortization related to the Acquired Properties. Purchase price allocated to buildings and improvements is amortized over their estimated useful lives of 40 years. Purchase price allocated to other tangible and intangible real estate related assets is amortized over the estimated useful lives ranging from 1 to 11 years.

E-4	Reflects the additional interest costs for the year ended December 31, 2004 that would have been incurred had the Acquired Properties been acquired on January 1, 2004. The increased interest cost results from $116.0 million of debt assumed with the Acquired Properties and $327.4 million of borrowings under Prentiss’s revolving credit facility. The increase in interest cost from the debt assumptions is partially offset in the pro forma adjustments by the amortization of the fair value adjustment to the debt assumed. Interest costs from additional borrowings under Prentiss’s revolving credit facility are based on 30-day LIBOR of 4.10% plus 95 basis points. Each 1/8th of 1% increase in the annual interest rate of the revolving credit facility will increase interest expense by approximately $0.3 million.

E-5	On May 2, 2005, Prentiss completed a transaction in which it acquired the remaining 75% interest in the properties owned by Tysons International Partners, a joint venture that prior to the transaction was owned 25% by Prentiss and 75% by an unrelated third party. Concurrent with the acquisition of the remaining 75%, the results of operations were consolidated with and into the accounts of Prentiss. The adjustment reflects the elimination of equity in income from Tyson International Partners that was recognized by Prentiss prior to the acquisition.

E-6	Reflects the allocation of earnings to the minority interests in the Prentiss Operating Partnership and subsidiaries of the Operating Partnership as a result of the pro forma adjustments based on weighted average minority interest ownership percentages for the period.

     (F) As previously described in footnote (B) to the consolidated pro forma balance sheet, subsequent to September 30, 2005, Prentiss sold six properties containing approximately 1.0 million net rentable square feet (the “Dispositions”).  In addition to the Dispositions, Prentiss disposed of 13 properties containing approximately 1.8 million net rentable square feet during the period January 1, 2004 through September 30, 2005, (which when combined with the Dispositions are referred to herein as the “Disposition Properties”). The operations of each of the Disposition Properties along with interest expense on mortgage loans collateralized by certain of the Disposition Properties is included in income from discontinued operations in the Prentiss historical consolidated statement of operations for the year ended December 31, 2004 and thus is excluded from income from continuing operations in the both the Prentiss historical consolidated statement of operations and the pro forma consolidated statement of operations for the year ended December 31, 2004.

     The pro forma interest adjustment represents an interest expense savings for the period prior to sale, resulting from the extinguishment of debt obligations with $313.7 million of proceeds from the Disposition Properties.  The extinguishment of debt included the defeasance of two loans totaling approximately $204.2 million along with related extinguishment cost of $12.3 million and the repayment of $97.2 million of Prentiss’ credit facility.

     The pro forma adjustment to minority interest attributable to continuing operations reflects the allocation of earnings to the minority interests in the Prentiss Operating Partnership and subsidiaries of the Prentiss Operating Partnership as a result of the pro forma adjustments based on weighted average minority interest ownership percentages for the period.

     (G) The operating results for the 2005 Acquired Properties since the date of acquisition are already included in Prentiss's historical results from operations.  The pro forma amounts below represent the additional amounts necessary to reflect the results of the 2005 Acquired Properties for the period from January 1, 2005 through the acquisition date for the 2005 Acquired Properties.

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	2005 Acquired Properties

		Tysons International Partners		Concord Airport Plaza
	President's Plaza		1333 Broadway		Pro Forma Adjustments		Total Acquisitions

Revenue:
Rents	$557	$3,881	$2,913	$4,515	$37	G-1	$11,903
Tenant Reimbursements	23	330	117	1,125	—		1,595
Other	—	—	—	—	—		—

Total revenue	580	4,211	3,030	5,640	37		13,498

Operating Expenses
Property operating expenses	141	1,017	1,481	1,406	(415)	G-2	3,630
Real estate taxes	58	452	247	370	—		1,127
Depreciation and amortization	—	—	—	—	5,012	G-3	5,012
Administrative expenses	—	—	—	—	—		—

Total operating expenses	199	1,469	1,728	1,776	4,597		9,769

Operating income	381	2,742	1,302	3,864	(4,560)		3,729

Other Income (Expense):
Interest Income	—	—	—	—	—		—
Interest Expense	—	(8,831)	—	—	4,219	G-4	(4,612)
Equity in income of real estate ventures	—	—	—	—	2,216	G-5	2,216
Net gain on sale of real estate	—	—	—	—	—		—

Income before minority interest	381	(6,089)	1,302	3,864	1,875		1,333
Minority Interest attributable
to continuing operations	—	—	—	—	72	G-6	72

Income from continuing operations	$381	$(6,089)	$1,302	$3,864	$1,947		$1,405

G-1	Reflects the adjustment necessary to record rental income for in-place leases on a straight-line basis beginning January 1, 2004 and amortization of the above and below market lease values from the 2005 Acquired Properties over the remaining noncancelable term of the leases ranging from 1 to 9 years.

G-2	Reflects adjustments to exclude historical property management fees paid to third parties (through the dates of acquisition) as the 2005 Acquired Properties will be managed by an entity affiliated with Prentiss.

G-3	Reflects depreciation and amortization related to the 2005 Acquired Properties. Purchase price allocated to buildings and improvements is amortized over their estimated useful lives of 40 years. Purchase price allocated to other real estate assets is amortized over the estimated useful lives ranging from 1 to 9 years.

G-4	Reflects the additional interest costs for the nine month period ended September 30, 2005 that would have been incurred by Prentiss had the properties been acquired on January 1, 2005, offset by an adjustment to remove an $8.8 million non-recurring charge resulting from early prepayment of debt in connection with the acquisition of Tysons International Properties. The increased interest cost results from $68.3 million of debt assumed with the Acquired Properties and $156.9 million of borrowings under Prentiss’s revolving credit facility. The increase in interest cost from the debt assumptions is partially offset in the pro forma adjustments by the amortization of the fair value adjustment to the debt assumed. Interest costs from additional borrowings under Prentiss’s revolving credit facility are based on 30-day LIBOR of 4.10% plus 95 basis points. Each 1/8th of 1% increase in the annual interest rate of the revolving credit facility will increase interest expense by approximately $0.1 million.

G-5	Reflects the equity in income of Tysons International Properties before the acquisition.

G-6	Reflects the 49% minority interest in pro forma net income of the President’s Plaza Properties and the 1333 Broadway Property. Also reflects the adjustment to minority interest due to holders of Prentiss Operating Partnership common units based on the pro forma net income change and the additional Operating Partnerships common units issued in the Concord Airport Plaza acquisition.

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     (H) The operations of each of the Disposition Properties that were sold subsequent to December 31, 2004 along with interest expense on mortgage loans collateralized by the related Disposition Properties is included in income from discontinued operations in the Prentiss historical consolidated statement of operations for the nine months ended September 30, 2005 and thus is excluded from income from continuing operations in the both the Prentiss historical consolidated statement of operations and the pro forma consolidated statement of operations for the nine months ended September 30, 2005.

     The pro forma interest adjustment represents an interest expense savings resulting from the extinguishment of debt obligations with $203.8 million of proceeds from the Disposition Properties sold subsequent to December 31, 2004.  The extinguishment of debt included the defeasance of two loans totaling approximately $204.2 million along with related extinguishment cost of $12.3 million.  The incremental portion of the defeasance was financed with additional borrowings of $12.7 million under Prentiss’ credit facility.

     The pro forma adjustment to minority interest attributable to continuing operations reflects the allocation of earnings to the minority interests in the Prentiss Operating Partnership and subsidiaries of the Prentiss Operating Partnership as a result of the pro forma adjustments based on weighted average minority interest ownership percentages for the period.

     (I) Rents are adjusted to: (i) remove Prentiss’s historical straight-line rent adjustment; (ii) recognize the total minimum lease payments provided under the acquired leases on a straight-line basis over the remaining term as if the merger had occurred on January 1, 2004; and (iii) include amortization of the asset and liability created at the merger date associated with acquired leases where the net present value was assumed to be favorable or unfavorable to relative estimated market rates as if the merger had occurred on January 1, 2004.

     (J) Represents the increase in depreciation and amortization expense as a result of the step-up in basis to record Prentiss’s real estate at the estimated fair value as if the merger had occurred on January 1, 2004 and the increase in amortization expense related to intangible assets associated with acquired leases that were recognized under purchase accounting. Allocations of the step-up to fair value were estimated between depreciable and non-depreciable components based on the asset type and market conditions. An estimated useful life of 40 years was assumed to compute the adjustment to real estate depreciation. For assets and liabilities associated with the value of in place leases, the amortization expense was calculated over the remaining terms of the leases.

     (K) Management of Brandywine expects that the merger will create operational and general and administrative cost savings, including property management costs, costs associated with corporate administrative functions and executive compensation. There can be no assurance that Brandywine will be successful in achieving these anticipated cost savings. No estimate of these expected future cost savings has been included in the pro forma financial statements. Such adjustments cannot be factually supported within the Securities and Exchange Commission regulations governing the preparation of pro forma financial statements until such time as the operations of the two companies have been fully integrated.

     (L) Adjustments to interest expense are as follows (in thousands):

		Weighted Average Interest Rate	Impact on Pro forma Interest Expense

	Principal Balance		Year ended December 31, 2004	Nine Months ended September 30, 2005

Estimated incremental unsecured borrowing at LIBOR plus spread	$622,181	5.00%	$31,109	$23,332
Impact of secured loans to be prepaid after September 30, 2005	(104,019)	6.40%	(6,654)	(4,991)
Eliminate historical premium amortization on assumed debt			589	442
Add amortization of new debt premium in purchase accounting			(2,731)	(2,048)

			$22,313	$16,735

     The pro forma increase in interest expense as a result of the assumed issuance of new debt in the merger is calculated using current market rates (LIBOR of 4.10%) as if the borrowings had been outstanding as of January 1, 2004. Each 1/8 of 1% increase in the annual interest rate assumed with respect to the debt will increase the pro forma interest expense by $0.8 million for the year ended December 31, 2004 and $0.6 million for the nine months ended September 30, 2005.

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     (M) Adjustment to reflect the pro forma impact of the minority interest attributable to continuing operations assuming all Prentiss Operating Partnership units to be converted to Brandywine Operating Partnership units had been outstanding as of January 1, 2004.

     (N) During the year ended December 31, 2004 and the nine months ended September 30, 2005, Prentiss had outstanding Series D preferred shares which are convertible into Prentiss common shares at a rate of $26.50 per share.  The holder of these shares converted the preferred shares into Prentiss common shares in 2005 and these pro forma financial statements reflect such conversion as if it occurred on January 1, 2004 and the related preferred distributions have been removed. Also eliminated from the income allocated to preferred shares is a charge of approximately $1.6 million relating to the redemption of previously outstanding preferred shares of Prentiss in 2004.

     (O) The calculations of basic and diluted earnings from continuing operations attributable to common shares per share are as follows:

	For the year ended December 31, 2004

	Brandywine Historical		Brandywine Pro Forma

	Basic	Diluted	Basic	Diluted

Weighted average common shares outstanding	47,781,789	47,781,789	47,781,789	47,781,789
Pro forma adjustment for additional common shares issued in September 2004	—	—	5,505,464	5,505,464
Options and warrants	—	236,915	—	236,915
Pro forma adjustment for additional common shares issued as part of the merger	—	—	34,081,600	34,081,600

Total weighted average common shares outstanding	47,781,789	48,018,704	87,368,853	87,605,768

Earnings per Common Share, Continuing Operations	$1.10	$1.09	$0.29	$0.29

	For the nine months ended September 30, 2005

	Brandywine Historical		Brandywine Pro Forma

	Basic	Diluted	Basic	Diluted

Weighted average common shares outstanding	55,734,114	55,734,114	55,734,114	55,734,114
Options and warrants	—	234,543	—	234,543
Pro forma adjustment for additional common shares issued as part of the merger	—	—	34,081,600	34,081,600

Total weighted average common shares outstanding	55,734,114	55,968,657	89,815,714	90,050,257

Earnings per Common Share, Continuing Operations	$0.47	$0.47	$0.15	$0.15

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Exhibit Index

Exhibit Number	Description

23.1	Consent of PricewaterhouseCoopers LLP
99.1	Consolidated financial statements of Prentiss as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003, and 2001
99.2	Unaudited consolidated financial statements of Prentiss as of September 30, 2004 and for the three and nine months ended September 30, 2005 and 2004